Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile Receives $1.2 Million Order to Provide In-Vehicle Devices and Video Monitoring for EMS Organization

Video Monitoring Service Enabled by New Product Creates Recurring Revenue Stream

VANCOUVER, BC / ACCESSWIRE / June 1, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced that it received an order for its UV350 In-Vehicle Devices and ’Siyata Real Time View,’ the Company’s newest product, valued at over $1.2 million.

The order is expected to begin shipping and recurring revenue to commence in the second quarter this year.

Marc Seelenfreund, CEO of Siyata, stated, “This order is from a repeat customer that is already experiencing the benefits of our rugged handsets and UV350 In-Vehicle devices. As such, they are adding more UV350 In-Vehicle devices to their fleet of ambulances in addition to our newest product, ’Siyata Real Time View,’ which provides in-fleet video monitoring. By equipping their fleet with our technology, this EMS organization will enable better collaboration and improve command and control of critical communications across its operation. Importantly, this creates a recurring revenue stream for Siyata from a license fee for using the video software that further increases the lifetime value of this customer.”

Seelenfreund added, “Siyata ‘Real Time View’ provides better control for fleet managers and better safety for commercial vehicle drivers. Beyond emergency services, ‘Real Time View’ is ideal for municipalities, construction, taxis or any enterprise customer that wants to improve control over its fleet. Video produced by ‘Real Time View’ is high resolution and can be accessed from a management portal in real time or retrieved later via cloud storage. It is a perfect addition to our product portfolio as it addresses the needs of our EMS and commercial vehicle enterprise customers using our PTT portfolio.”

Siyata Real Time View is an advanced camera management and visual monitoring system that provides our customers with a real time viewing and notifications solution for their fleet vehicles including ambulances, buses, and trucks. Its front, rear, and optional side, and in-cab cameras provide high-quality, server-based viewing with a cloud back-up option. It is managed using a dedicated app for both PC and iPhone / Android mobile devices. The system operates over 4G cellular networks and optional external cellular and GPS antenna for improved connectivity.

For additional information about Siyata Real Time View, please visit https://www.siyatamobile.com/real-time-view/.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices, cellular booster systems, and video monitoring solutions. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

For its video monitoring system, Siyata integrates software that we license with off-the-shelf hardware providing our customers with an integrated advanced camera system for management and visual monitoring of their fleet vehicles.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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